

September 30, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Juhani Taskinen
Chief Executive Officer
Princeton Security Technologies, Inc.
303C College Road
Princeton, NJ   08540

> **Re: Princeton Security Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed May 14, 2010**
> **Form 10-K/A for the year ended December 31, 2009**
> **Forms 10-Q/A for the quarterly periods ended March 31 and June 30, 2010**
> **File No. 333-141482**

Dear Mr. Taskinen:

We have reviewed your response letter dated September 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

1.   We note your responses to prior comments 1, 2 and 4. You indicate that such revisions will be made in future filings. Please provide the revised disclosures in the amendments to your Form 10-K and Forms 10-Q to be filed in response to the comments below.

2.   Please refer to prior comment 5. In light of the significance of the deficiencies noted in the certifications provided with the original Form 10-K for the year ended December 31, 2009 and the Forms 10-Q as of March 31 and June 30, 2010, your amendments should have included the entire documents together with corrected certifications. Please amend each of the Form 10-K and the Forms 10-Q noted to provide the entire document along with currently dated and signed corrected certifications.

3.   Further to the above, we note that Exhibit 31.2 is signed by your "chief accounting officer." Rule 13a-14(a) requires you to provide a signed certification from each of your principal executive officer and your principal financial officer, or persons performing similar functions. In connection with the revised certifications, please clearly indicate whether this individual is the principal financial officer or person performing similar functions. If not, revise to include a signed certification from the principal financial officer.

General

4.   We note that your correspondence includes the requested written statement addressing acknowledgment of information requested in our comment letter dated August 19, 2010. However, although this document identifies your chief executive officer as the addressee, it was not signed electronically. Please provide us with the acknowledgements in a written statement that includes the conformed signature of the the chief executive officer.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief